                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
                      SAVINGS AND SIMILAR PLANS PURSUANT TO
              SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR

               [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ______________ to ____________


Commission file number 0-1088

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                              KELLY RETIREMENT PLUS

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              KELLY SERVICES, INC.
                            999 WEST BIG BEAVER ROAD
                              TROY, MICHIGAN 48084

                              REQUIRED INFORMATION

Kelly Retirement Plus (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedules and exhibits are filed as a part of this Annual Report on Form 11-K.

                                                                              Page
                                                                             Number
                                                                             ------
(a)  Financial Statements of the Plan

        Report of Independent Accountants                                       4

        Statements of Net Assets Available for Benefits -
           December 31, 2001 and December 31, 2000                              5

        Statement of Changes in Net Assets Available for Benefits
           Year Ended December 31, 2001                                         6

        Notes to Financial Statements                                           7



(b)  Schedule *

        Assets Held for Investment Purposes as of
           December 31, 2001                                                   13

*Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Kelly Services, Inc. Benefit Plans Committee, which is the Plan administrator of Kelly Retirement Plus, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                KELLY RETIREMENT PLUS

                                By: Kelly Services, Inc. Benefit Plans Committee




June 18, 2002                   /s/ W. K. Gerber
                                -------------------------------------------
                                William K. Gerber
                                Executive Vice President and
                                Chief Financial Officer
                                (Principal Financial Officer and
                                Principal Accounting Officer)

                        Report of Independent Accountants

To the Participants and Administrator of Kelly Retirement Plus

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Kelly Retirement Plus (the "Plan") at December 31, 2001 and December 31, 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
Detroit, Michigan
June 12, 2002

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                                       5

                              Kelly Retirement Plus

                 Statements of Net Assets Available for Benefits


                                                            December 31,
                                                        2001            2000
                                                    ------------    ------------
                                                      (In thousands of dollars)

Investments
Cash and cash equivalents                           $         74    $         58
Investments, at fair value                                69,303          76,712
                                                    ------------    ------------

   Total investments                                      69,377          76,770
                                                    ------------    ------------


Receivables
Employer contributions                                     1,594           1,383
Participant contributions                                    227             241
                                                    ------------    ------------

   Total receivables                                       1,821           1,624
                                                    ------------    ------------


Liabilities
Administrative fees                                           18               0
                                                    ------------    ------------

   Total liabilities                                          18               0
                                                    ------------    ------------

Net assets available for benefits                   $     71,180    $     78,394
                                                    ============    ============


The accompanying notes are an integral part of these financial statements.

                              Kelly Retirement Plus

            Statement of Changes in Net Assets Available for Benefits

                                                                      December 31, 2001
                                                                  --------------------------
                                                                  (In thousands of dollars)
Additions
Additions to net assets attributed to:
  Interest income                                                 $                        9
  Dividend income                                                                      1,002
                                                                  --------------------------
                                                                                       1,011
                                                                  --------------------------
 Contributions:
  Employer                                                                             3,060
  Participant                                                                          6,520
                                                                  --------------------------
                                                                                       9,580
                                                                  --------------------------

     Total additions                                                                  10,591
                                                                  --------------------------

Deductions
Deductions from net assets attributed to:
  Benefits paid to participants                                                        8,112
  Administrative fees                                                                     78
  Net depreciation in fair value of investments                                        9,615
                                                                  --------------------------

     Total deductions                                                                 17,805
                                                                  --------------------------

     Net change in assets available for benefits                                      (7,214)

Net assets available for benefits:
 Beginning of year                                                                    78,394
                                                                  --------------------------

 End of year                                                      $                   71,180
                                                                  ==========================

The accompanying notes are an integral part of these financial statements.

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                                       7

Kelly Retirement Plus

Notes to Financial Statements
(In thousands of dollars)

1.     Plan Description

       The following description of Kelly Retirement Plus (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       General

       The Plan provides benefits to eligible employees according to the provisions of the Plan agreement. All eligible employees, as defined by the Plan, are eligible to participate upon completion of one year of service and attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       Contributions

       The Plan consists of two parts: Part I is a defined contribution plan, under which Kelly Services, Inc. (the "Company") may make a discretionary contribution on behalf of all participants in an amount to be determined by the Company. The contribution to the Plan for 2001 represented 1.5% of participants' eligible wages for the year. Part II is a Section 401(k) savings plan, which enables participants to contribute to the Plan using pre-tax dollars, with the Company matching $.50 per dollar of their contribution up to 4% of eligible pay.

       Participant accounts

       Each participant's account is credited with the participant's contribution, the Company's matching contribution, an allocation of the Company's discretionary contribution and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       Plan administration

       The Plan is administered by a committee appointed by the Board of Directors of the Company. This committee is composed of the Chairman and Chief Executive Officer, the Executive Vice President and Chief Financial Officer, the Executive Vice President of Human Resources and the Senior Vice President and General Counsel and serves at the pleasure of the Board.

       Investment options

       Part I contributions are invested by Bank One (the "Trustee") as directed by the committee and are held in the One Group Investor Growth & Income Fund. Rollover contributions from other qualified plans are deposited into the Contribution Money Market Fund until allocated to participant elected investment options. Part II contributions are directed by the participant among any of the following funds held with the trustee:

       One Group Equity Index Fund - This fund seeks investment results that correspond to the aggregate price and dividend performance of the securities in the Standard & Poor's 500 Composite Stock Price Index of common stocks.

       One Group Intermediate Bond Fund - This fund seeks to maximize total rate of return while providing relative stability of principal by investing predominantly in both domestic and foreign intermediate-term debt securities. The weighted average maturity of bonds in the fund is between three and six years.

       One Group Investor Growth & Income Fund - This fund seeks long-term capital appreciation and growth of income by investing primarily in a diversified group of One Group mutual funds which invest primarily in equity securities.

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                                        8

Kelly Retirement Plus

Notes to Financial Statements
(In thousands of dollars)

1.     Plan Description (continued)

       One Group Large Cap Growth Fund - This fund seeks to provide current income while seeking capital growth by investing primarily in common stocks of U.S. companies with dominant market position in their industries and that have a record of paying regular dividends on common stock or have the potential of capital appreciation.

       One Group Diversified Equity Fund - This fund seeks long-term capital appreciation and growth of income; current income is secondary.

       Putnam International Growth Fund - This fund seeks capital appreciation and invests at least 65% of assets in equity securities of companies located outside of the United States. The fund may invest in both developed and emerging markets.

       Putnam OTC Emerging Growth Fund - This fund seeks capital appreciation and invests at least 65% of assets in stocks issued by companies that are in early stages of development and have records of profitability. It may invest up to 20% of assets in foreign securities.

       Putnam Vista Fund - This fund seeks capital appreciation and invests primarily in common stocks of U.S. mid-sized companies with a focus on growth stocks and may invest in foreign securities, options and futures.

       Bank One Stable Asset Income Fund - This fund provides a portfolio of various types of investment contracts issued by insurance companies, banks and other financial institutions. It provides price and income stability and reduces volatility.

       Kelly Stock Fund - This fund allows for investment in the Company's Class A non-voting common stock. A portion of the investments are held in the Fidelity Cash Portfolio money market fund.

       Vesting

       Participants become fully vested in Company contributions upon attainment of age sixty-five or completion of five years of service, whichever occurs first. The first year of service begins at the later of age 21 or date of hire. Participant contributions are 100% vested immediately. The value of the vested portion of participants' accounts is payable to the participant upon retirement, total and permanent disability, death or termination of employment in a lump-sum distribution. If the vested portion of a participant's account exceeds five thousand dollars (or such other amount to be prescribed in Treasury regulations), the participant may defer receipt of the distribution until any time prior to or upon attaining age 70-1/2. Vested accounts five thousand dollars or less are paid in an immediate lump-sum distribution.

       Participant forfeitures

       Pursuant to the Plan agreement, participant forfeitures can be used by the Plan to (1) restore the participant's account in the event of rehire or (2) reduce the employer Part I profit-sharing or Part II matching contribution. The Plan administrator offset the employer Part I profit-sharing contribution with forfeitures aggregating $662 and $1,308 for the years ended December 31, 2001 and 2000, respectively.

Kelly Retirement Plus

Notes to Financial Statements
(In thousands of dollars)

2.     Accounting Principles and Practices

       Basis of accounting

       The financial statements of the Plan have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America and as such, include amounts based on management's best estimates. Actual results could differ from those estimates.

       Investment valuation and income recognition

       Plan investments are stated at fair value as of the last day of the Plan year. The Plan's mutual fund investments are valued based on quoted market prices. The Bank One Stable Asset Income Fund is valued at the unit price, as determined by the Trustee, which represents fair value. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       Part I employer contributions are recorded in the period during which they were earned. Participant contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings; Part II matching Company contributions are recorded in the same period. Administrative expenses incurred shall be paid by the Plan to the extent not paid by the Company.

       Payment of benefits
       Benefits are recorded when paid.

       Risks and uncertainties

       The Plan provides for various investment options in mutual funds that hold stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Kelly Retirement Plus

Notes to Financial Statements
(In thousands of dollars)

3.   Investments

     The following table presents investments that represent 5% or more of the Plan's net assets.

                                                           2001      2000
                                                         -------    -------
     Registered Investment Companies:
        One Group Intermediate Bond Fund                 $ 7,881    $ 5,008
       *One Group Investor Growth & Income Fund           18,366     19,224
        One Group Equity Index Fund                       20,513     26,315
        One Group Large Cap Growth Fund                    5,389      6,924
        Putnam Vista Fund                                  6,269      9,942

     Collective Funds:
        Bank One Stable Asset Income Fund                  8,282      7,091

     Investments less than 5% of net assets                2,677      2,266
                                                        --------   --------

     Total Investments                                  $ 69,377   $ 76,770
                                                        ========   ========

     * Denotes that fund is both participant and nonparticipant-directed.



     During 2001, the Plan's investments (including investments bought, sold and held during the year) depreciated in value by a net $9,615.

                                                                 2001
                                                               --------

     Marketable Securities                                     $    (41)
     Collective Funds                                               407
     *Registered Investment Companies                            (9,981)
                                                               --------

     Total Investments                                         $ (9,615)
                                                               ========

     * Includes both participant and nonparticipant-directed funds.

Kelly Retirement Plus

Notes to Financial Statements
(In thousands of dollars)

4.   Nonparticipant-Directed Investments

     Part I contributions are invested at the discretion of the Company and are therefore considered nonparticipant-directed. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits relating to the nonparticipant-directed investments follows:

                                                             2001       2000
                                                           --------   --------
     Net assets available for benefits:
        One Group Investor Growth & Income Fund            $ 16,025   $ 17,013
        Part I employer contribution receivable               1,533      1,323
                                                           --------   --------
     Net assets available for benefits                     $ 17,558   $ 18,336
                                                           ========   ========

                                                             2001
                                                           --------
     Changes in net assets available for benefits:
        Employer contributions                             $  1,813
        Interest                                                  2
        Dividends                                               370
        Net depreciation in fair value of investments        (1,270)
        Benefits paid to participants                        (1,653)
        Transfers to participant-directed investments           (40)
                                                           --------
     Net change in assets available for benefits           $   (778)
                                                           ========

5.   Priorities on Plan Termination

     Although the Company has not expressed any intent to do so, in the event of termination of the Plan, the accounts of all participants shall become fully vested and shall be distributed to the members simultaneously with all participants receiving full value of their accounts on the date of such distribution.

6.   Reconciliation of Financial Statements to IRS Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                               December 31,
                                                             2001       2000
                                                           --------   --------
     Net assets available for benefits per the financial
         statements                                        $ 71,180   $ 78,394
     Amounts allocated to withdrawing participants             (560)      (889)
                                                           --------   --------

     Net assets available for benefits per the Form 5500   $ 70,620   $ 77,505
                                                           ========   ========

Kelly Retirement Plus

Notes to Financial Statements
(In thousands of dollars)

6.   Reconciliation of Financial Statements to IRS Form 5500 (continued)

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                     Year ended
                                                                    December 31,
                                                                        2001
                                                                    -----------

     Benefits paid to participants per the financial statements     $     8,112
     Add - Amounts allocated to withdrawing participants
         at December 31, 2001                                               560
     Less - Amounts allocated to withdrawing participants
         at December 31, 2000                                              (889)
                                                                    -----------

     Benefits paid to participants per the Form 5500                $     7,783
                                                                    ===========


     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

7.   Federal Income Tax Status

     The Internal Revenue Service ("IRS") has determined that the Plan, as amended and restated effective January 1, 1993, meets the requirements of
     Section 401(a) of the Internal Revenue Code (the "Code") and is exempt from federal income tax under Section 501(a) of the Code. The Plan has been amended subsequent to January 1, 1993. Management believes that the Plan as amended complies with relevant requirements and is currently being operated in compliance with relevant regulations to maintain its qualified status.

8.   Party-in-interest transactions

     A portion of the Plan's investments is held in mutual funds and collective funds sponsored by Bank One, the Plan trustee, and all investment transactions are conducted through Bank One. All transactions with Bank One are considered party-in-interest transactions, however, these transactions are not considered prohibited transactions under ERISA.

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                                       13

Kelly Retirement Plus                                                 Schedule I

Form 5500, Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes as of December 31, 2001
--------------------------------------------------------------------------------

                          Identity of issuer,              Description of investment, including
Party-in                   borrower, lessor                  maturity date, rate of interest,                      Current
interest                   or similar party                 collateral, par or maturity value          Cost         Value
  (a)                            (b)                                     (c)                           (d)           (e)
--------    -------------------------------------------   --------------------------------------  -------------  ------------
    *       One Group Investor Growth & Income Fund ***         1,571,053.9610 shares             $  20,286,741  $ 18,365,621

    *       One Group Equity Index Fund                           782,649.0860 shares                  **          20,513,233

    *       One Group Intermediate Bond Fund                      740,658.6150 shares                  **           7,880,608

    *       One Group Diversified Equity Fund                      33,442.3780 shares                  **             409,335

    *       Bank One Stable Asset Income Fund                      29,758.0480 shares                  **           8,281,665

    *       Kelly Services, Inc. Common Stock                      159,128.573 shares                  **           1,144,131

    *       One Group Large Cap Growth Fund                       337,050.0510 shares                  **           5,389,430

    *       One Group Contribution Money Market Fund                8,875.8400 shares                  **               8,876

            Putnam International Growth Fund                       28,795.1170 shares                  **             570,719

            Putnam OTC Emerging Growth Fund                        63,879.1160 shares                  **             479,093

            Putnam Vista Fund                                     725,566.0310 shares                  **           6,268,891

            Fidelity Cash Portfolio                                  65,245.94 shares                  **              65,246

                                                                                                                 ------------

                                                                                                                 $ 69,376,848
                                                                                                                 ============

*   Represents a party-in-interest to the Plan.
** Not required per Department of Labor reporting for participant-directed investments.
*** Denotes that fund is both participant and nonparticipant-directed.

                                INDEX TO EXHIBITS
                              REQUIRED BY ITEM 601,
                                 REGULATION S-K

Exhibit
  No.                  Description                        Document

 23.1        Consent of Independent Accountants               2